Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259676

PROSPECTUS

Up to 65,481,785 Shares of Class A Common Stock

Up to 24,328,883 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 5,933,333 Warrants

This prospectus relates to the resale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of up to (A) 89,810,668 shares of our Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), which consists of up to (i) 5,467,542 shares of Class A Common Stock issued in a private placement pursuant to subscription agreements entered into on February 7, 2021; (ii) 9,316,012 shares of Class A Common Stock that were issued by us to the selling securityholders upon conversion of our Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) held by certain stockholders; (iii) 8,625,000 shares of Class A Common Stock (the “Founder Shares”) originally issued in a private placement to Tortoise Sponsor II LLC (the “Sponsor”) in connection with the initial public offering (the “IPO”) of Tortoise Acquisition Corp. II, our predecessor company (“Tortoise Corp II”), and subsequently distributed to the equity holders of the Sponsor; (iv) 5,933,333 shares of Class A Common Stock that are issuable by us upon the exercise of 5,933,333 warrants (the “Private Warrants”) originally issued in a private placement to TortoiseEcofin Borrower LLC in connection with the IPO at an exercise price of $11.50 per share of Class A Common Stock; (v) 8,621,715 shares of Class A Common Stock that are issuable by us upon the exercise of 8,621,715 warrants originally issued in connection with the IPO at an exercise price of $11.50 per share of Class A Stock that were previously registered (the “Public Warrants”); (vi) 9,773,835 shares of Class A Common Stock that are issuable by us upon the exercise of 9,773,835 Assumed Warrants (as defined below and, together with the Private Warrants and the Public Warrants, the “Warrants”) held by certain of our officers, directors and greater than 5% stockholders and their affiliated entities; (vii) 188,638 shares of Class A Common Stock issued upon the net exercise of an Assumed Warrant; (viii) 41,884,593 shares of Class A Common Stock issued upon consummation of our business combination pursuant to the Business Combination Agreement and Plan of Reorganization, dated as of February 7, 2021 (the “Business Combination Agreement”), and held by certain of our officers, directors and greater than 5% stockholders and their affiliated entities; and (B) up to 5,933,333 Private Warrants.

This prospectus provides you with a general description of such securities and the general manner in which the Selling Securityholders may offer or sell their securities. More specific terms of any securities that the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus.

We will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Securityholders, except with respect to amounts received by us upon exercise of the Warrants. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to this prospectus.

We are registering the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.

Our Class A Common Stock is listed on the NYSE under the symbol “VLTA” and our Public Warrants are listed on the NYSE under the symbol “VLTA WS.” On September 20, 2022, the closing price of our Class A Common Stock was $2.21 and the closing price of our Public Warrants was $0.62.

See the section entitled “Risk Factors” beginning on page 4 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 20, 2022.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Class A Common Stock issuable upon the exercise of any Warrants. We will receive proceeds from any exercise of the Warrants for cash.

Neither we nor the Selling Securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find Additional Information.”

On August 27, 2021 (the “Closing Date”), Tortoise Corp II, consummated the previously announced mergers contemplated by the Business Combination Agreement, by and among Tortoise Corp II, SNPR Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Tortoise Corp II (“First Merger Sub”), SNPR Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Tortoise Corp II (“Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”) and Volta Industries, Inc., a Delaware corporation (“Legacy Volta”).

As contemplated by the Business Combination Agreement, on August 2, 2021, Tortoise Corp II filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which it was domesticated and continued as a Delaware corporation (the “Domestication”). Pursuant to the terms of the Business Combination Agreement, following the consummation of the Domestication, First Merger Sub merged with and into Legacy Volta (the “First Merger”), with Legacy Volta surviving the First Merger as a wholly owned subsidiary of Tortoise Corp II (the “Surviving Corporation”), immediately followed by the Surviving Corporation merging with and into Second Merger Sub (the “Second Merger,” together with the First Merger, the “Mergers”, and together with the other transactions related thereto, the “Business Combination”), with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of Tortoise Corp II. On the Closing Date, and in connection with the closing of the Business Combination (the “Closing”), we changed our name from Tortoise Acquisition Corp. II to Volta Inc.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “Volta,” “we,” “us,” “our” and similar terms refer to Volta Inc. (f/k/a Tortoise Acquisition Corp. II) and its consolidated subsidiaries. References to “Tortoise Corp II” refer to our predecessor company prior to the consummation of the Business Combination.

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this prospectus to:

●	“A&R Warrant Agreement” are to the Amended and Restated Warrant Agreement, dated August 26, 2021, between Volta, Computershare Inc. and Computershare Trust Company, N.A., collectively as warrant agent;

●	“Assumed Warrants” are to the resulting warrants from the automatic conversion at the Closing of each warrant of Legacy Volta outstanding immediately prior to the Closing into a warrant to purchase shares of Class A Common Stock;

●	“Board” are to the board of directors of Volta;

●	“Bylaws” are to the Bylaws of Volta dated August 26, 2021, as the same may be amended, supplemented or modified from time to time;

●	“Charter” are to the Certificate of Incorporation of Volta dated August 26, 2021, as the same may be amended, supplemented or modified from time to time;

●	“Closing” are to the closing of the Business Combination, which occurred on August 26, 2021;

●	“management” or our “management team” are to our officers and directors;

●	“NYSE” are to the New York Stock Exchange;

●	“Preferred Stock” are to the shares of preferred stock, par value $0.0001 per share, of Volta;

●	“Tortoise Corp II Units” are to the units, each of which consists of one Class A ordinary share of Tortoise Corp II and one-fourth of one Public Warrant, sold in the IPO;

●	“U.S. GAAP” are to the generally accepted accounting principles in the United States; and

●	“Warrants” are to the Private Warrants, the Public Warrants and the Assumed Warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which involve substantial risks and uncertainties. These statements reflect the current views of management with respect to future events and our financial performance. In some cases, you can identify these statements by forward-looking words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “mission,” “plans,” “potential,” “projects,” “will,” “would” or the negative version of these words or other comparable words or phrases, but the absence of these words does not mean that a statement is not forward-looking. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. Moreover, our forward-looking statements may be affected by known, unknown or currently unforeseen risks, events or circumstances that may be outside our control. Factors that could cause actual results to differ materially from those in the forward-looking statements may include, but are not limited to, the following:

●	we have concluded that there is substantial doubt about our ability to continue as a going concern over the next 12 months;

●	our ability to raise additional capital on terms acceptable to us, if at all;

●	our term loan agreement contains financial maintenance and reporting covenants and other restrictive covenants that we may be unable to comply with;

●	our status as an early-stage company with a history of losses, and our expectation of incurring significant expenses and losses for the foreseeable future;

●	our ability to expand our geographic footprint and to build scalable and robust processes and controls;

●	our ability to remediate material weaknesses in our internal controls over financial reporting and maintain an effective system of internal control over financial reporting;

●	competition in the EV charging market, and the significant competition that we expect to face as the market for EV charging evolves;

●	the expectation that we will invest in growth for the foreseeable future, and our ability to manage growth effectively;

●	competition affecting our advertising-delivery activities, and the significant competition that we expect to face as the market for out-of-home and digital display media evolves;

●	our dependence on strong relationships with real estate and retail partners to build out our charging network;

●	our reliance on a limited number of suppliers and manufacturers for the supply of our charging stations, some of which are also early stage companies;

●	risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations;

●	risks associated with class action lawsuits, stockholder derivative actions and other litigation in which we are, or may become, involved;

●	risks related to natural disasters and health pandemics, including any potential future impact of the coronavirus disease (“COVID-19”) pandemic on our business;

●	our ability to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, and the ability of new management team members to work together effectively;

●	cost increases, delays, new or increased taxation and/or other restrictions on the availability or cost of electricity at our current and future charging sites;

●	our ability to shift from free EV charging to pay-for-use charging and requiring mobile check-ins;

●	the possibility that our charging stations, mobile application platform and related equipment could contain undetected defects, errors or bugs in hardware or software;

●	security and privacy threats, including computer malware, viruses, ransomware, hacking, phishing attacks and other network disruptions;

●	our ability to protect our technology and intellectual property from unauthorized use by third parties;

●	interruptions, delays in service or inability to increase capacity with our cloud service providers;

●	our ability to collect and leverage customer data in all geographic locations;

●	the impact of, and changes in, government policies, laws and regulations on our business and operations, including government regulation of outdoor media, privacy concerns and laws and environmental, health and safety laws and regulations; and

●	our ability to protect our technology and intellectual property from unauthorized use by third parties.

These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, the risks set forth in Part I, Item 1A, “Risk Factors” of the Annual Report on Form 10-K for the year ended December 31, 2021, as updated in Part II, Item 1A, “Risk Factors” of the Quarterly Report on Form 10-Q for the six months ended June 30, 2022, and in our other filings with the SEC. Except as required by law, we do not assume any obligation to update any forward-looking statements, even if new information becomes available in the future.

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ABOUT THE COMPANY

Overview

Volta’s mission is to build the fueling infrastructure of the future. Volta’s vision is to create an electric vehicle (“EV”) charging network that capitalizes on and catalyzes the shift from gasoline to electric vehicles. Volta places its charging stations in high traffic public locations that driver and consumer behavior data suggest are stopping points in EV drivers' daily routines. Located near the entrances of retail and other commercial facilities, the digital display screens on Volta's media enabled stations offer its media partners the opportunity to advertise to potential consumers just before they enter that facility. By both attracting EV drivers to a particular location to run an errand that was on their to-do list and providing a high impact advertising opportunity just before a purchasing decision, Volta's charging stations allow it to enhance its site and media partners' core commercial interests.

Volta’s business entails partnering with real estate and retail partners with national and regional multi-site portfolios of commercial and retail properties, as well as municipalities and local business owners, to locate, install, and deploy its EV charging stations in premier locations. These site hosts span a wide array of industries and locations, including retail centers, grocery stores, pharmacies, movie theaters, parking lots, healthcare/medical facilities, municipalities, sport and entertainment venues, parks and recreation areas, restaurants, schools and universities, certain transit and fueling locations, office buildings and other locations. Volta generally signs long-term contracts to locate its charging stations at site host properties and grows its footprint over time as its station utilization justifies additional investment in EV charging infrastructure. Volta also sells charging stations to certain business partners, while continuing to perform related installation, operation and maintenance services. For both Volta-owned and partner-owned charging stations, Volta sells media display time on the charging stations’ digital displays to its media and advertising partners. In addition, while Volta currently provides sponsored charging services to drivers at many locations, Volta has recently introduced pay-for-use charging at some of its charging stations. As of June 30, 2022, Volta had installed over 2,800 chargers across 28 territories and states that have generated over 294,000 charging sessions per month, forming one of the most utilized charging networks in the United States. Substantially all of Volta’s assets are maintained in, and its operating losses are attributable to, the United States.

Volta’s differentiated business model aims to maximize deployment of capital to deliver compelling value per unit and dollars per mile of capital invested. Volta’s current business model is capable of generating revenue from multiple sources: media revenue, network development, charging network operations and network intelligence.

●	Media revenue is derived from the sale of advertising to Volta partners that purchase media display time on its advertising-driven charging stations to conduct their media and advertising campaigns to generate commerce or influence targeted driver behavior.

●	Network development revenue is generated by providing installation, infrastructure development, operating and maintenance services, and the sale of Volta’s charging products to select site hosts. Network development revenue is also generated from contracts with utility companies for the sale of installed electrical infrastructure. Volta’s network development customers consist of select site hosts that purchase Volta charging stations and receive associated installation and maintenance services, utility companies with whom Volta contracts to perform electrical infrastructure development activities, and select site partners for whom Volta performs the development work required to prepare a site for EV charging infrastructure. Currently, there is immaterial overlap between Volta’s media revenue and network development customers.

●	Charging network operations revenue is generated by tracking the delivery of electricity through the use of Volta’s charging stations, generating California's Low-Carbon Fuel Standard ("LCFS") credits which Volta sells to third parties under the regulatory framework currently in effect. Volta has also recently implemented pay-for-use charging features at some of its charging stations and its charging network operations revenue includes fees received for its paid charging services and its charging network operations customers include drivers that utilize Volta’s paid charging services.

Network intelligence revenue consists of license or service fees from the sale of Volta’s proprietary software tools related to its EV charging network analysis. Volta offers access to its PredictEVTM tool, a machine-learning built software tool that Volta uses for network planning, to utility companies, channel partners and other third parties as a SaaS offering to help them assess the impact that EV adoption and the shift to electric mobility will have on electricity demand in their service areas.

Corporate Information

We were incorporated on July 24, 2020, as a Cayman Islands exempted company under the name Tortoise Acquisition Corp. II for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. On September 15, 2020, Tortoise Corp II completed its initial public offering. On August 27, 2021, Tortoise Corp II consummated the Business Combination with Volta pursuant to the Business Combination Agreement. In connection with the Business Combination, Tortoise Corp II changed its name to Volta Inc.

Our principal executive offices are located at 155 De Haro Street, San Francisco, California 94103. Our telephone number is (888) 264-2208. Our website address is www.voltacharging.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Volta, the Volta logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Volta. Other trademarks, service marks and trade names used in this prospectus are the property of their respective owners.

THE OFFERING

Issuer	Volta Inc. (f/k/a Tortoise Acquisition Corp. II).

Issuance of Class A Common Stock

Shares of Class A Common Stock offered by us	24,328,883 shares of Class A Common Stock, consisting of

● 5,933,333 shares of Class A Common Stock that are issuable upon the exercise of 5,933,333 Private Warrants;
● 8,621,715 shares of Class A Common Stock that are issuable upon the exercise of 8,621,715 Public Warrants; and
● 9,773,835 shares of Class A Common Stock that are issuable upon the exercise of 9,773,835 Assumed Warrants.

Shares of Class A Common Stock outstanding prior to exercise of all Warrants	168,475,729 shares of Class A Common Stock (as of August 9, 2022).

Shares of Class A Common Stock outstanding assuming exercise of all Warrants	192,804,612 shares of Class A Common Stock (as of August 9, 2022).

Exercise Price of Private Warrants and Public Warrants	$11.50 per share, subject to adjustments as described herein.

Exercise Price of Assumed Warrants	9,110,441 Assumed Warrants with an exercise price of $1.81 per share.
463,167 Assumed Warrants with an exercise price of $1.08 per share.
200,227 Assumed Warrants with an exercise price of $0.57 per share.

Resale of Class A Common Stock and Warrants

Securities offered by the Selling Securityholders	81,188,953 shares of Class A Common Stock, consisting of:

● 5,467,542 shares of Class A Common Stock issued in the PIPE Financing;
● 8,625,000 Founder Shares;
● 41,884,593 Reverse Recapitalization Shares;
● 9,316,012 shares of Class A Common Stock that were issued upon the conversion of all 9,316,012 shares of Class B Common Stock held by the selling securityholders;
● 5,933,333 shares of Class A Common Stock that are issuable upon the exercise of 5,933,333 Private Warrants;
● 9,773,835 shares of Class A Common Stock that are issuable upon the exercise of 9,773,835 Assumed Warrants; and
● 188,638 shares of Class A Common Stock that were issued upon the exercise of an Assumed Warrant.

Warrants offered by the Selling Securityholders	5,933,333 Private Warrants.

Terms of the offering	The Selling Securityholders will determine when and how they will dispose of the shares of Class A Common Stock and Private Warrants registered under this prospectus for resale.

Use of proceeds	We will not receive any proceeds from the sale of shares of Class A Common Stock or Private Warrants (assuming the cashless exercise provision is used) by the Selling Securityholders.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

NYSE Stock Market Symbols	Our Class A Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “VLTA” and “VLTA WS,” respectively.

RISK FACTORS

Investing in our securities involves risks. Before deciding to purchase any of our securities, you should read carefully the discussion of risks and uncertainties under the headings “Risk Factors” and “Information Regarding Forward-Looking Statements” contained in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other information contained or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, filed subsequent to such Form 10-K, as well as any amendments thereto, which are incorporated by reference into this prospectus and the applicable prospectus supplement in their entirety, together with other information in this prospectus and the applicable prospectus supplement, the documents incorporated by reference herein and therein, and any free writing prospectus that we may authorize for use in connection with a specific offering. See “Where You Can Find Additional Information.”

USE OF PROCEEDS

All of the securities offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

Assuming the cash exercise of all outstanding Warrants, we will receive an aggregate of approximately $184.5 million. We expect to use the net proceeds from the exercise of the Warrants, if any, for working capital and general corporate purposes. We will have broad discretion over the use of any proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise any or all of their Warrants. To the extent that any Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease.

The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of Class A Common Stock underlying the Private Warrants offered hereby is determined by reference to the exercise price of the Private Warrants of $11.50 per share. The Public Warrants are listed on the New York Stock Exchange under the symbol “VLTA WS.” The offering price of the shares of Class A Common Stock underlying the Assumed Warrants offered hereby is determined by reference to the exercise price of such Assumed Warrants.

We cannot currently determine the price or prices at which shares of our Class A Common Stock or Warrants may be sold by the Selling Securityholders under this prospectus.

SELLING SECURITYHOLDERS

This prospectus relates to the resale by the Selling Securityholders from time to time of up to 81,188,953 shares of our Class A Common Stock and 5,933,333 Private Warrants. The Sponsor acquired the Founder Shares and Private Warrants in connection with the IPO. The Founder Shares were subsequently distributed to TortoiseEcofin Borrower LLC, Edward P. Russell, Stephen S. Pang, Vincent T. Cubbage, 3 Chiefs Family Trust dated December 31, 2020, Steven C. Schnitzer, Brock Family Dynasty Trust dated October 14, 2020, and Evan J. Zimmer. In connection with the transactions contemplated by the Business Combination Agreement, certain Legacy Volta stockholders who were officers, directors or otherwise affiliates of Legacy Volta acquired Class A Common Stock and Scott Mercer, Christopher Wendel and Andrew B. Lipsher acquired Class B Common Stock.

The securities being registered by the registration statement of which this prospectus forms a part are being registered pursuant to registration rights that have been granted to certain of the Selling Securityholders in respect of the securities described above. For additional information regarding these registration rights, see the section entitled “Description of Securities - Amended and Restated Registration Rights.”

The following table sets forth certain information as of August 17, 2022, concerning the shares of Class A Common Stock and Private Warrants that may be offered from time to time by each Selling Securityholder under this prospectus. For purposes of this table, we have assumed that the Selling Securityholders will have sold all of the securities covered by this prospectus upon the completion of the offering.

We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such securities. In particular, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Any changed or new information given to us by the Selling Securityholders, including regarding the identity of, and the securities held by, each Selling Securityholder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary.

Please see the section entitled “Plan of Distribution” for further information regarding the Selling Securityholders’ method of distributing these securities.

Up to 8,621,715 shares of Class A common stock issuable upon exercise of the Public Warrants are not included in the table below, unless specifically indicated in the footnotes thereto.

	Shares of Class A Common Stock				Private Placement Warrants to Purchase Class A Common Stock
Name	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering
3 Chiefs Family Trust(1)	489,900	489,900	-	-	-	-	-	-
Activate Capital Partners, LP(2)	5,772,879	5,772,879	-	-	-	-	-	-
Andrew B. Lipsher(3)	2,682,510	2,008,409	674,101	*	-	-	-	-
Bauer Family Investments LLC(4)	139,201	139,201	-	-	-	-	-	-
Bella Boyce, LLC(5)	1,644,108	500,000	1,144,108	*	-	-	-	-
Bonita K. Coleman Living Trust(6)	65,987	65,987	-	-	-	-	-	-
Brock Family Dynasty Trust(7)	809,400	809,400	-	-	-	-
Christopher Wendel(8)	15,502,636	8,330,177	7,172,459	4.3%	-	-	-	-
David Elisofon(9)	610,846	110,833	500,013	*	-	-	-	-
Debra Crow(10)	1,274,943	69,390	1,205,553	*	-	-	-	-
Diameter Master Fund LP(11)	500,000	500,000	-	-	-	-	-	-
Edward P. Russell	374,443	374,443	-	-	-	-	-	-
Entities advised by Tortoise Capital Advisors, L.L.C.(12)	600,000	600,000	-	-	-	-	-	-
Evan J. Zimmer	315,240	315,240	-	-	-	-	-	-
Funds advised by 19Y Ventures Management, LLC(13)	1,332,591	1,332,591	-	-	-	-	-	-
Funds advised by Copycat Holdings Inc. (14)	399,040	85,000	314,040	*	-	-	-	-
Funds advised by DSAM Partners (London) Ltd.(15)	1,035,900	1,035,900	-	-	-	-	-	-
Funds advised by Electron Capital Partners, LLC(16)	800,000	800,000	-	-	-	-	-	-
Funds advised by Energize Ventures(17)	12,570,574	12,570,574	-	-	-	-	-	-
Funds advised by HITE Hedge Asset Management LLC(18)	250,000	250,000	-	-	-	-	-	-
Funds advised by Millennium Management LLC(19)	283,624	42,000	241,624	*	-	-	-	-
Funds advised by Somerston Funding Limited(20)	179,403	15,000	164,403	*	-	-	-	-
Funds advised by UBS O’Connor LLC(21)	548,613	350,000	198,613	*	-	-	-	-
James S. DeGraw(22)	732,669	489,969	242,700	*	-	-	-	-
Juan J. Daboub	35,000	35,000	-	-	-	-	-	-
Karin McKinnell Leidel	35,000	35,000	-	-	-	-	-	-
Little Rose Partners LLC(23)	86,890	86,890	-	-	-	-	-	-
Martin Lauber(24)	1,686,365	237,644	1,448,721	*	-	-	-	-
Michael Menendez	768,426	768,426	-	-	-	-	-	-
MCHC, LLC(25)	100,000	100,000	-	-	-	-	-	-
Millais Limited(26)	350,000	350,000	-	-	-	-	-	-
Nadya Kohl(27)	211,343	161,935	49,408	*
Pacific Premier Trust Custodian FBO Eli Aheto IRA(28)	41,261	41,261	-	-	-	-	-	-
Praveen Mandal(29)	483,785	334,377	149,408	*	-	-	-	-
Scott Mercer(30)	20,153,981	12,233,566	7,920,415	4.7%	-	-	-	-
Sidney L. Tassin	35,000	35,000	-	-	-	-	-	-
South Lake One, LLC(31)	751,624	751,624	-	-	-	-	-	-
Stephen S. Pang	809,400	809,400	-	-	-	-	-	-
Stephen Kiser(32)	242,234	186,079	56,155	*	-	-	-	-
Steven C. Schnitzer	852,000	852,000	-	-	-	-	-	-
Tech Opportunities LLC(33)	195,698	88,018	107,680	*	-	-	-	-
TortoiseEcofin Borrower LLC(34)	9,818,890	9,818,890	-	-	5,933,333	5,933,333	-	-
Vincent T. Cubbage(35)	2,010,090	984,060	1,026,030	*	-	-	-	-
Virgo Hermes, LLC(36)	16,222,890	16,222,890	-	-	-	-	-	-

*	Represents beneficial ownership of less than 1%.

(1)	Charlene M. Cubbage is the trustee and a beneficiary of 3 Chiefs Family Trust (“3 Chiefs”), along with her children, and has sole voting and investment power over the shares held by 3 Chiefs.

(2)	Activate Capital GP, LLC (“GP, LLC”) is the general partner of ACP I GP, LP (“ACP GP”), the general partner of Activate Capital Partners, LP (“Activate”). Anup Jacob is the Managing Director of the GP, LLC and has sole voting and investment power over the shares held by Activate and as such may be deemed to be the beneficial owner of such shares. Mr. Jacob disclaims any beneficial ownership of the shares held by Activate.

(3)	Consists of (i) 2,008,409 shares of Class A Common Stock registered for resale under this prospectus and (ii) 674,101 shares of Class A Common Stock underlying restricted stock unit awards granted under Volta’s 2021 Equity Incentive Plan (the “EIP”) not registered for resale under this prospectus.

(4)	Christopher Wendel is the manager of Bauer Family Investments LLC (“Bauer”) and has sole voting and investment power over the shares held by Bauer. As such, Mr. Wendel may be deemed to be the beneficial owner of such shares. Mr. Wendel disclaims any beneficial ownership of the shares held by Bauer. Mr. Wendel is a former officer and director of Volta.

(5)	Consists of (i) 500,000 shares of Class A Common Stock registered for resale under this prospectus and (ii) 1,144,108 shares of Class A Common Stock not registered for resale under this prospectus. Bella Boyce, LLC, is managed by its members, Shelley Boyce and Daniel Boyce, and its trustee, Kimberly Jessee.

(6)	Bonita C. Stewart is the trustee for the Bonita K. Coleman Living Trust (the “Living Trust”) and has sole voting and investment power over the share held by the Living Trust. As such, Ms. Stewart may be deemed to be the beneficial owner of such shares. Ms. Stewart disclaims any beneficial ownership of the shares held by the Living Trust. Ms. Stewart is a director of Volta.

(7)	Darrell Brock, Jr. is the trustee of Brock Family Dynasty Trust (“Brock Trust”) and has sole voting and investment power over the shares held by Brock Trust.

(8)	Consists of (i) 8,330,177 shares of Class A Common Stock registered for resale under this prospectus; (ii) 2,672,459 shares of Class A Common Stock not registered for resale under this prospectus; and (iii) 4,500,000 shares of Class A Common Stock underlying performance stock units not registered for resale under this prospectus. Mr. Wendel is a former officer and director of Volta.

(9)	Consists of (i) 110,833 shares of Class A Common Stock registered for resale under this prospectus and (ii) 500,013 shares of Class A Common Stock not registered for resale under this prospectus.

(10)	Consists of (i) 69,390 shares of Class A Common Stock registered for resale under this prospectus and (ii) 1,205,553 shares of Class A Common Stock not registered for resale under this prospectus.

(11)	Diameter Capital Partners LP is the investment manager (the “Diameter Investment Manager”) of Diameter Master Fund LP (“DMF”) and, therefore, has investment and voting power over these shares. Scott Goodwin and Jonathan Lewinsohn, as the sole managing members of the general partner of the Diameter Investment Manager, make voting and investment decisions on behalf of the Diameter Investment Manager. As a result, the Diameter Investment Manager, Mr. Goodwin and Mr. Lewinsohn may be deemed to be the beneficial owners of these shares. Notwithstanding the foregoing, each of Mr. Goodwin and Mr. Lewinsohn disclaim any such beneficial ownership. The business address of DMF is 55 Hudson Yards, 29th Floor, New York, NY 10001.

(12)	Consists of (i) 540,000 shares held by Tortoise Direct Opportunities Fund II, LP (“TDOF II”) and (ii) 60,000 shares held by Texas Mutual Insurance Company (“TMIC” and, together with TDOF II, the “Tortoise Entities”). The Tortoise Entities are managed by Tortoise Capital Advisors, L.L.C. TortoiseEcofin Borrower LLC is the sole member of Tortoise Capital Advisors, L.L.C. TortoiseEcofin Parent Holdco LLC is the sole member of TortoiseEcofin Borrower LLC, and TortoiseEcofin Investments, LLC is the sole member of TortoiseEcofin Parent Holdco LLC. TortoiseEcofin Investments, LLC is controlled by a board of directors, which consists of Jeffrey Lovell, Robert M. Belke, Brad Armstrong, H. Kevin Birzer, Gary P. Henson and Brad Hilsabeck. Tortoise Capital Advisors, L.L.C. is an investment adviser to the Tortoise Entities. Primary responsibility for the day-to-day management of the Tortoise Entities is the joint responsibility of a team of portfolio managers consisting of Brian A. Kessens, James R. Mick, Matthew G.P. Sallee, Robert J. Thummel, Stephen Pang and Nicholas S. Holmes. Tortoise Capital Advisors, L.L.C. has sole voting and dispositive power over the shares held by the Tortoise Entities. Based on information provided to us by TDOF II, TDOF II may be deemed to be an affiliate of a broker-dealer. Based on such information, TDOF II acquired the shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the shares, TDOF II did not have any agreements or understandings with any person to distribute such shares.

(13)	Consists of (i) 510,536 shares held by 19Y Ventures VI, LLC (“19Y VI”) and (ii) 822,055 shares held by 19Y Ventures VI-2, LLC (“19Y VI-2” and, together with 19Y VI, the “19Y Funds”). The 19Y Funds are managed by 19Y Ventures Management, LLC (“19Y Management”). Martin Lauber is the Managing Partner of 19Y Management and has sole voting and investment power over the shares held by the 19Y Funds.

(14)	Includes (i) 85,000 shares registered for resale under this prospectus and (ii) 314,040 shares not registered for resale under this prospectus, all held by Copycat Holdings Inc. (“Copycat”). Copycat is managed by Michelle Schilling.

(15)	Consists of (i) 482,500 shares held by DSAM+ Master Fund (“DSAM+”); (ii) 149,400 shares held by LMA SPC - MAP 112 Segregated Portfolio (“LMA”); and (iii) 404,000 shares held by DSAM Alpha+ Master Fund (“DSAM Alpha+” and together, the “DSAM Funds”). DSAM Partners (London) Ltd. (the “Investment Advisor”) is the investment advisor to the DSAM Funds and as such may be deemed to have voting and investment power over the securities held by them. The Investment Advisor is ultimately controlled by Guy Shahar. The DSAM Funds and Mr. Shahar disclaim beneficial ownership of the securities listed above.

(16)	Consists of (i) 7,316 shares held by AGR Trading SPC-Series EC Segregated Portfolio (“AGR”); (ii) 14,076 shares held by Boothbay Absolute Return Strategies, LP (“Boothbay”); (iii) 446,915 shares held by Electron Global Master Fund L.P. (“Electron Global”); and (iv) 331,693 shares held by Electron Infrastructure Master Fund, L.P. (“Electron Infrastructure” and collectively, the “Electron Entities”). Electron Capital Partners, LLC (“ECP”) serves as the investment manager for Electron Global and Electron Infrastructure and it is the sub-investment manager for AGR and Boothbay. James Shaver, as the managing member of ECP, may be deemed to have investment discretion and voting power over the securities held by the Electron Entities.

(17)	Consists of (i) 8,414,566 shares held by Energize Ventures Fund LP (“EVF”); (ii) 1,644,107 shares held by Energize Growth Fund I LP (“EGF”); (iii) 1,848,507 shares held by EV Volta SPV LLC (“Volta SPV” and, together with EVF and EGF, the “Energize Funds”); and (iv) 663,394 shares issuable upon exercise of warrants. John Tough is the Managing Partner of EVF and has sole voting and investment power over the shares held by EVF and as such may be deemed to be the beneficial owner of such shares. Mr. Tough disclaims any beneficial ownership of the shares held by EVF. Energize Growth I GP LLC (“Growth GP”) is the general partner of EGF and Energize Ventures GP LLC (“Ventures GP”) is the manager of Volta SPV. John Tough is the Managing Partner of Growth GP and Ventures GP and has sole voting and investment power over the shares held by the Energize Funds. As such, Mr. Tough may be deemed to be the beneficial owner of such shares. Mr. Tough disclaims any beneficial ownership of the shares held by the Energize Funds.

(18)	Consists of (i) 23,600 shares held by HITE Carbon Offset LP (“Offset LP”); (ii) 175,200 shares held by HITE Hedge ET LP (“Hedge ET”); and (iii) 51,200 shares held by HITE Carbon Offset Ltd. (“Offset Ltd.” and, together with Offset LP and Hedge ET, the “HITE Funds”). HITE Hedge Asset Management LLC is the investment manager of each of the HITE Funds. HITE Hedge Asset Management LP is the investment manager of HITE Hedge Asset Management LLC. James M. Jampel is the investment manager of HITE Hedge Asset Management LP and may be deemed to have investment discretion and voting power over the shares held by the HITE Funds.

(19)	Consists of (i) 42,000 shares which are registered for resale under this prospectus and 134,660 shares which are not registered for resale under this prospectus held by Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”); (ii) 105,000 Public Warrants held by ICS Opportunities, Ltd., a Cayman Islands exempted company (“ICS Opportunities”); and (iii) 1,964 shares which are not registered for resale under this prospectus held by Integrated Assets, Ltd., a Cayman Islands exempted company (“Integrated Assets”). Millennium International Management LP, a Delaware limited partnership (“Millennium International Management”), is the investment manager to ICS Opportunities and Integrated Assets and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and Integrated Assets. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and Integrated Assets and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and Integrated Assets. Millennium Group Management LLC, a Delaware limited liability company (“Millennium Group Management”), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and Integrated Assets. The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen (“Mr. Englander”), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, ICS Opportunities and Integrated Assets. The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, ICS Opportunities or Integrated Assets, as the case may be.

(20)	Includes (i) 15,000 shares registered for resale under this prospectus and (ii) 164,403 shares not registered for resale under this prospectus, all held by Somerston Funding Limited (“Somerston”). Somerston is managed by Francis Allan Chapman and Alexander Anders Ohlsson.

(21)	Includes (i) 161,525 shares registered for resale held by Nineteen77 Global Multi-Strategy Alpha Master Limited (“Multi-Strategy Alpha”); (ii) 161,525 shares registered for resale held by Nineteen77 Global Merger Arbitrage Master Limited (“Merger Limited”); and (iii) 26,950 shares registered for resale held by Nineteen77 Global Merger Arbitrage Opportunity Fund (“Merger Fund” and, together with Multi-Strategy Alpha and Merger Limited, the “Nineteen77 Funds”). UBS O’Connor LLC is the investment manager of the Nineteen77 Funds, and Kevin Russell is the Chief Investment Officer of UBS O’Connor LLC. Therefore, Mr. Russell has voting and dispositive power with respect to the shares held by the Nineteen77 funds. Mr. Russell disclaims beneficial ownership of the shares held by the Nineteen77 Funds.

(22)	Consists of (i) 489,969 shares of Class A Common Stock registered for resale under this prospectus and (ii) 242,700 shares of Class A Common Stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 10, 2022 not registered for resale under this prospectus.

(23)	Andrew Lipsher is the manager of Little Rose Partners LLC (“Little Rose”) and has sole voting and investment power over the shares held by Little Rose. As such, Mr. Lipsher may be deemed to be the beneficial owner of such shares. Mr. Lipsher disclaims any beneficial ownership of the shares held by Little Rose.

(24)	Consists of (i) 510,536 shares of Class A Common Stock held directly by 19Y VI; (ii) 822,055 shares of Class A Common Stock held directly by 19Y VI-2; (iii) 237,644 shares of Class A Common Stock held directly by Martin Lauber and registered for resale under this prospectus; and (iv) 116,130 shares of Class A Common Stock underlying restricted stock unit awards granted under the EIP held directly by Martin Lauber not registered for resale under this prospectus. The 19Y Funder are managed by 19Y Management. Martin Lauber is the Managing Member of 19Y Management.

(25)	Martin C. Bicknell has sole voting and investment power over the shares held by MCHC, LLC. MCHC, LLC may be deemed to be an affiliate of a broker-dealer. Based on such information, MCHC, LLC acquired the shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the shares, MCHC, LLC did not have any agreements or understandings with any person to distribute such shares.

(26)	Andrew Dodd and Michael Bell are the directors of Millais Limited and have voting power over the shares offered hereby. Mr. Dodd and Mr. Bell both disclaim beneficial ownership of such shares.

(27)	Consists of (i) 161,935 shares of Class A Common Stock registered for resale under this prospectus and (ii) 49,408 shares of Class A Common Stock underlying restricted stock unit awards granted under the EIP not registered for resale under this prospectus.

(28)	Pacific Premier Trust Custodian FBO Eli Aheto IRA is an affiliate of Eli Aheto, a member of Volta’s board of directors.

(29)	Consists of (i) 334,377 shares of Class A Common Stock registered for resale under this prospectus and (ii) 149,408 shares of Class A Common Stock underlying restricted stock units granted under the EIP not registered for resale under this prospectus.

(30)	Consists of (i) 12,233,566 shares of Class A Common Stock registered for resale under this prospectus; (ii) 2,011,112 shares of Class A Common Stock not registered for resale under this prospectus; (iii) 659,303 shares of Class A Common Stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 10, 2022 not registered for resale under this prospectus; and (iv) 5,250,000 shares of Class A Common Stock underlying performance stock units not registered for resale under this prospectus. Mr. Mercer is a former officer and director of Volta.

(31)	Isidoro Quiroga Cortés, María Victoria Quiroga Moreno, Martín Guiloff Salvador and Felipe Correa González, in their capacity as members of the board of managers, may be deemed have voting and dispositive power (acting jointly Isidoro Quiroga Cortés or María Victoria Quiroga Moreno with any of between Martín Guiloff Salvador and Felipe Correa González) with respect to the securities held by South Lake One, LLC.

(32)	Consists of (i) 186,079 shares of Class A Common Stock registered for resale under this prospectus and (ii) 56,155 shares of Class A Common Stock not registered for resale under this prospectus.

(33)	Hudson Bay Capital Management LP, the investment manager of Tech Opportunities LLC, has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Tech Opportunities LLC and Sander Gerber disclaims beneficial ownership over these securities. Beneficial ownership also includes 107,680 shares of Class A Common Stock not registered for resale under this prospectus held by Hudson Bay Master Fund Ltd. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.

(34)	Includes 5,933,333 shares issuable upon exercise of Private Warrants. TortoiseEcofin Parent Holdco LLC is the sole member of TortoiseEcofin Borrower LLC, and TortoiseEcofin Investments, LLC is the sole member of TortoiseEcofin Parent Holdco LLC. TortoiseEcofin Investments, LLC is controlled by a board of directors, which consists of Jeffrey Lovell, Robert M. Belke, Brad Armstrong, H. Kevin Birzer, Gary P. Henson and Brad Hilsabeck.

(35)	Consists of (i) 984,060 shares of Class A Common Stock held directly by Vincent T. Cubbage registered for resale under this prospectus; (ii) 23,924 shares of Class A Common Stock underlying performance stock units held directly by Mr. Cubbage not registered for resale under this prospectus; (iii) 420,000 shares of Class A Common Stock underlying a restricted stock unit award granted under the EIP pursuant to that certain Offer Letter dated July 29, 2022 by and between Volta and Vincent T. Cubbage in connection with Vincent T. Cubbage’s service as Volta’s Interim Chief Executive Officer not registered for resale under this prospectus; (iv) 92,206 shares of Class A Common Stock underlying a restricted stock unit award granted under the EIP in connection with annual awards to directors for service as a member of Volta’s Board of Directors not registered for resale under this prospectus; and (v) 489,900 shares held by 3 Chiefs Family Trust registered for resale under this prospectus. Charlene M. Cubbage is the trustee and a beneficiary of 3 Chiefs Family Trust (“3 Chiefs”), along with her children, and has sole voting and investment power over the shares held by 3 Chiefs.

(36)	Includes 9,110,441 shares issuable upon exercise of Assumed Warrants. Jesse Watson is the Founder and Chief Investment Officer of Virgo Hermes, LLC (“Virgo”) and has sole voting and investment power over the shares held by Virgo and as such may be deemed to be the beneficial owner of such shares. Mr. Watson disclaims any beneficial ownership of the shares held by Virgo.

Material Relationships with Selling Securityholders

Below is a description of material relationships in the past three years between Volta, any of our predecessors or affiliates, and certain Selling Securityholders.

Stockholder Support Agreement

On February 7, 2021, Tortoise Corp II, Legacy Volta and certain shareholders of Legacy Volta entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”) pursuant to which such shareholders agreed to vote all of their shares of Legacy Volta’s Class A Common Stock, Legacy Volta’s Class B Common Stock and preferred stock of Legacy Volta in favor of the approval and adoption of the Business Combination. Under the Stockholder Support Agreement, the shareholders agreed to execute and deliver a written consent with respect to their outstanding shares of in favor of the approval and adoption of the Business Combination Agreement and the Business Combination within forty-eight hours of Tortoise Corp II’s registration statement on Form S-4 becoming effective. In addition, the Stockholder Support Agreement prohibited the shareholders from engaging in activities that have the effect of soliciting a competing acquisition proposal. The Stockholder Support Agreement terminated as of the date and time at which the First Merger became effective, pursuant to the terms thereof.

Amended and Restated Registration Rights Agreement

In connection with the Closing, that certain Registration Rights Agreement, dated September 10, 2020, among Tortoise Corp II and certain persons and entities holding securities of Tortoise Corp II (the “IPO Registration Rights Agreement”), was amended and restated and Tortoise Corp II, certain persons and entities holding securities of Tortoise Corp II prior to the Closing (the “Initial Holders”) and certain persons and entities receiving Class A Common Stock or instruments exercisable for Class A Common Stock in connection with the Business Combination (the “New Holders” and, together with the Initial Holders, the “Registration Rights Holders”) entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”).

Pursuant to the A&R Registration Rights Agreement, Volta agreed that, within 30 calendar days after the as of the date and time at which the First Merger became effective, Volta will file with the SEC (at Volta’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Registration Rights Holders (the “Resale Registration Statement”), and Volta will use its commercially reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, certain of the Registration Rights Holders can demand up to three underwritten offerings, and all of the Registration Rights Holders will be entitled to customary piggyback registration rights. The A&R Registration Rights Agreement does not provide for the payment of any cash penalties by Volta if it fails to satisfy any of its obligations under the A&R Registration Rights Agreement.

Lock-Up Arrangements

On February 7, 2021, the founders of Volta entered into the Lock-Up Agreement (the “Lock-Up Agreement”) with Tortoise Corp II and Volta, pursuant to which they agreed, subject to certain customary exceptions, not to effect any (a) direct or indirect sale, assignment, pledge, hypothecation, disposition, loan or other transfer, or entry into any agreement with respect to any sale, assignment, pledge, hypothecation, disposition, loan or other transfer, with respect to any shares of Class A Common Stock or Class B Common Stock held by them immediately after the date and time at which the First Merger became effective, including any shares of Class A Common Stock or Class B Common Stock issuable upon the exercise of Volta options or Warrants to purchase shares of Class A Common Stock or Class B Common Stock held by them immediately following the Closing or (b) publicly announce any intention to effect any transaction specified in clause (a), in each case, until the date that is the earlier of (i) one year after the Closing Date, which was August 26, 2022, and (ii) the earlier to occur of, subsequent to the Closing Date, (x) the first date on which the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as equitably adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing and (y) the date on which there is consummated a subsequent liquidation, merger, share exchange or other similar transaction which results in all of Volta’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property.

See “Pre-Business Combination Related Party Transactions of Tortoise Corp II - Letter Agreement” below for lock-up restrictions on holders of the Founder Shares and Private Warrants.

Additionally, the Bylaws include transfer restrictions on our securities issued to Legacy Volta stockholders in connection with the Business Combination for a period of six months after the Closing.

Pre-Business Combination Related Party Transactions of Tortoise Corp II

Founder Shares

In July 2020, 7,187,500 Founder Shares were issued to the Sponsor in exchange for the payment of $25,000 of expenses on Tortoise Corp II’s behalf. In September 2020, Tortoise Corp II effected a share capitalization with respect to its Class B Ordinary Shares of 1,437,500 shares thereof, resulting in the Sponsor holding an aggregate of 8,625,000 Founder Shares. In connection with the IPO, the Sponsor transferred 35,000 Founder Shares to each of Juan J. Daboub, Karin M. Leidel and Sidney L. Tassin (collectively, the “Independent Directors”). The Founder Shares were identical to the Class A ordinary shares of Tortoise Corp II included in the Units sold in the IPO except that the Founder Shares are Class B ordinary shares of Tortoise Corp II which automatically converted into Class A ordinary shares of Tortoise Corp II at the time of the Business Combination and were subject to certain transfer restrictions, as described in more detail below.

The holders of the Founder Shares agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (a) one year after the completion of the Business Combination, which was August 26, 2022, and (b) subsequent to the Business Combination, (i) if the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (ii) the date on which Tortoise Corp II completes a liquidation, merger, share exchange or other similar transaction that results in all of Tortoise Corp II’s shareholders having the right to exchange their Class A Common Stock for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the IPO, Tortoise Corp II completed a private placement of the Private Warrants to an affiliate of the Sponsor, generating gross proceeds of approximately $8.9 million. Each Private Warrant is exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share. A portion of the proceeds from the sale of the Private Warrants was added to the proceeds from the IPO held in a trust account. The Private Warrants are non-redeemable for cash and exercisable on a cashless basis.

The affiliate of the Sponsor and Tortoise Corp II’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Warrants until 30 days after the completion of the Business Combination.

Related Party Notes

On July 29, 2020, the Sponsor agreed to loan Tortoise Corp II funds to cover expenses related to the IPO pursuant to an unsecured promissory note (the “Note”). The Note was non-interest bearing and payable on the earlier of 180 days and the closing of the IPO. Tortoise Corp II borrowed approximately $181,000 under the Note and repaid the Note in full on September 21, 2020.

Administrative Services Agreement

Pursuant to an Administrative Services Agreement between Tortoise Corp II and Tortoise Capital Advisors, L.L.C. (“Tortoise Capital Advisors”), an affiliate of the Sponsor, dated September 10, 2020 (the “Administrative Services Agreement”), Tortoise Corp II agreed to pay Tortoise Capital Advisors a total of $10,000 per month for office space, utilities and administrative support. Tortoise Corp II incurred $30,000 and $60,000 for expenses in connection with the Administrative Services Agreement for the three months and six months ended June 30, 2021, respectively. No amounts were due as of June 30, 2021 and December 31, 2020. The agreement terminated upon the Closing.

Letter Agreement

The Founder Shares, Private Warrants and any Class A Common Stock issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to a letter agreement entered into by the Sponsor and Tortoise Corp II’s officers and directors. This letter agreement provided that the Founder Shares may not be transferred, assigned or sold until the earlier of (x) one year after the Closing, which was August 26, 2022, or earlier if, subsequent to the Closing, the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction after the Closing that results in all of Volta’s stockholders having the right to exchange their shares for cash, securities or other property.

The letter agreement provided that the Private Warrants may not be transferred, assigned or sold until 30 days following the Closing.

Pre-Business Combination Related Party Transactions of Legacy Volta

Equity Financings

Legacy Volta Series D and D-1 Preferred Stock

Between December 2020 and February 2021, Legacy Volta sold an aggregate of 13,266,042 shares of its Series D preferred stock (the “Legacy Volta Series D Preferred Stock”) at a per share issuance price of $7.3809 to accredited investors for an aggregate purchase price of approximately $97.9 million. In December 2020, Legacy Volta also issued an aggregate of 8,283,574 shares of its Series D-1 preferred stock (the “Legacy Volta Series D-1 Preferred Stock”) at a per share issuance price of $3.7731 through the conversion of certain promissory notes for an aggregate value of approximately $31.2 million. Each outstanding share of Legacy Volta Series D Preferred Stock and Legacy Series D-1 Preferred Stock converted into shares of Legacy Volta’s Class B common stock immediately prior to the Closing in connection with the Business Combination.

The following table summarizes issuances of shares of Legacy Volta Series D Preferred Stock and Legacy Volta Series D-1 Preferred Stock to Legacy Volta’s directors, executive officers or holders of more than 5% of Legacy Volta’s capital stock or their respective affiliated entities.

Name of Stockholder(1)	No. of Shares (Series D)	No. of Shares (Series D-1)	Aggregate Purchase Price ($)
Virgo Hermes, LLC*(2)	-	1,386,686	5,232,109.59
Entities affiliated with Energize Ventures*(3)	1,923,883	841,806	17,376,207.24
Carolyn Magill(4)	-	26,979	101,797.26
Pacific Premier Trust Custodian FBO Eli Aheto IRA(5)	34,001	-	250,957.99
Entities affiliated with Martin Lauber(6)	812,908	-	5,999,992.60
Bauer Family Investments LLC(7)	-	54,249	204,690.41
The Bonita K Coleman Living Trust(8)	-	54,377	205,172.60
Activate Capital Partners, LP*	-	412,073	1,554,794.52

*	Owner of more than 5% of Legacy Volta capital stock.

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus in the footnotes to the Selling Securityholder table above.

(2)	Virgo Hermes, LLC was, at the time of the Legacy Volta’s Series D private financing round (the “Legacy Volta Series D Financing”), an affiliate of Eli Aheto, a member of Volta’s board of directors.

(3)	Consists of (i) 1,354,847 shares of Legacy Volta Series D Preferred Stock held by Energize Growth Fund I LP, (ii) 569,036 shares of Legacy Volta Series D Preferred Stock held by EV Volta SPV LLC and (iii) 841,806 shares of Legacy Volta Series D-1 Preferred Stock held by Energize Ventures Fund LP. Each of Energize Growth Fund I LP, EV Volta SPV LLC and Energize Ventures Fund LP is an affiliate of John Tough, a member of Volta’s board of directors.

(4)	Carolyn Magill is the spouse of Eli Aheto, a member of Volta’s board of directors.

(5)	Pacific Premier Trust Custodian FBO Eli Aheto IRA is an affiliate of Eli Aheto, a member of Volta’s board of directors.

(6)	Consists of (i) 135,484 shares of Legacy Volta Series D Preferred Stock held by 19Y VI and (ii) 677,424 shares of Legacy Volta Series D Preferred Stock held by 19Y VI-2. Each of the 19Y Funds is an affiliate of Martin Lauber, a member of Volta’s board of directors.

(7)	Bauer Family Investments LLC is an affiliate of Christopher Wendel, a member of Legacy Volta’s board of directors and an executive officer of Legacy Volta at the time of the Series D financing round.

(8)	The Bonita K Coleman Living Trust is an affiliate of Bonita Stewart, a member of Volta’s board of directors.

Stock Transfers

On December 30, 2020, Scott Mercer, a former director, executive officer and holder of more than 5% of Legacy Volta’s capital stock, sold an aggregate of 427,844 shares of Legacy Volta’s Class B common stock to EV Volta SPV LLC, an entity affiliated with John Tough, one of Legacy Volta’s directors, at a purchase price of $7.01 per share, for an aggregate purchase price of $3.0 million. In addition, Christopher Wendel, a former director, executive officer and holder of more than 5% of Legacy Volta’s capital stock, sold an aggregate of 142,615 shares of Legacy Volta’s Class B common stock to EV Volta SPV LLC at a purchase price of $7.01 per share, for an aggregate purchase price of $1.0 million.

On December 31, 2020, Scott Mercer also sold an aggregate of 285,229 shares of Legacy Volta’s Class B common stock to 19Y VI, an entity affiliated with Martin Lauber, one of Legacy Volta’s directors, at a purchase price of $7.01 per share, for an aggregate purchase price of $2.0 million.

Related Party Loans

In October 2015, Legacy Volta made loans to each of Scott Mercer and Christopher Wendel in the amounts of $150,000 and $105,000, respectively, to enable the purchase of 500,000 shares and 350,000 shares, respectively, of Legacy Volta’s Class A common stock pursuant to restricted stock purchase agreements with such directors and executive officers. The loans were interest-bearing at a rate of 2.3% per annum and were secured by a pledge of such shares of Legacy Volta’s Class A common stock. The amounts outstanding under each of the loans were repaid in full at or prior to the Closing.

In December 2016, Legacy Volta made loans of $342,000 to each of Scott Mercer and Christopher Wendel to enable the purchase of 900,000 shares of Legacy Volta’s Class B common stock each pursuant to the Volta Industries, Inc. 2014 Equity Incentive Plan. The loans were interest-bearing at a rate of 2.26% per annum and were secured by a pledge of such shares of Legacy Volta’s Class B common stock. The amounts outstanding under each of the loans were repaid in full at or prior to the Closing.

In December 2020, Legacy Volta made loans to certain of its directors and executive officers in the amounts set forth in the table below to enable such directors and executive officers to exercise certain outstanding options of Legacy Volta to purchase shares of Legacy Volta’s Class A common stock and Legacy Volta’s Class B common stock, as applicable. The loans were interest-bearing at a rate of 3.25% per annum and were secured by a pledge of shares of Legacy Volta’s Class A common stock and Legacy Volta’s Class B common stock in the amounts detailed below. All of such loans were repaid in full at or prior to the Closing.

		Pledged Shares
Name	Principal Amount	Legacy Volta Class A Common Stock	Legacy Volta Class B Common Stock
Scott Mercer	$3,061,432.70	1,236,015 shares	1,577,322 shares
Christopher Wendel	$2,810,569.53	605,686 shares	2,159,552 shares
Andrew B. Lipsher	$1,278,392.42	177,266 shares	1,296,041 shares
Debra A. Crow	$987,914.58	57,182 shares	966,309 shares
James S. DeGraw	$540,564.50	-	449,665 shares
Praveen K. Mandal	$365,177.92	-	306,552 shares
Nadya Kohl	$195,000.00	-	150,000 shares

In February 2021, Legacy Volta made additional loans to certain of its directors and executive officers in the amounts set forth in the table below to facilitate the satisfaction of the recipients’ tax withholding obligations associated with the grant of vested shares of Legacy Volta restricted stock to such recipients. The loans were interest-bearing at a rate of 3.25% per annum and were secured by a pledge of shares of Legacy Volta’s Class B common stock in the amounts detailed below. All of such loans were repaid in full at or prior to the Closing.

Name	Principal Amount	Pledged Shares (Legacy Volta Class B Common Stock)
Scott Mercer	$5,113,961.42	2,089,037 shares
Christopher Wendel	$3,790,220.85	1,548,293 shares

Consulting Agreements

2Predict, Inc.

Praveen Mandal, a Selling Securityholder who served as Legacy Volta’s Chief Technology Officer from 2019 until 2021 and as Volta’s Chief Technology Officer from 2021 until 2022, also served as the Chief Executive Officer of 2Predict, Inc. (“2Predict”) until April 2021.

In November 2018, Legacy Volta entered into a Consulting Agreement with 2Predict pursuant to which 2Predict agreed to organize and design a data strategy for Legacy Volta. In February 2021, Legacy Volta entered into a Master Services Agreement with 2Predict, pursuant to which 2Predict agreed to develop data models for Legacy Volta for a term of at least one year. As of December 31, 2020, Legacy Volta has made payments of $773,632 to 2Predict under such agreements.

In April 2021, Legacy Volta entered into an Asset Purchase Agreement with 2Predict, pursuant to which Legacy Volta acquired certain assets of 2Predict for purchase consideration of $200,000 and 150,134 Class B common shares of Volta Industries, Inc. Mr. Mandal also signed a revised employment agreement as a full-time employee of Legacy Volta.

Energize Ventures

In May 2019 and in connection with the Series C-2 Preferred Stock financing described above, Legacy Volta entered into a Strategic Consulting Agreement Letter with Energize Ventures LLC (“Energize Ventures”), pursuant to which Energize Ventures agreed to provide Legacy Volta with strategic consulting services for a term of at least one year.

In connection with the Legacy Volta Series D Financing, Legacy Volta issued warrants to purchase 381,679 shares of its Class B common stock at an exercise price of $1.31 per share in March 2020 to Energize Ventures, as consideration for certain consulting services provided by Energize Ventures (or its predecessor entity) to Legacy Volta. John Tough, who served as a member of Legacy Volta’s board of directors, is a Managing Partner of Energize Ventures.

Activate Capital Partners LP

In December 2020, in connection with the Legacy Volta Series D Financing, Legacy Volta issued Activate Capital Partners LP, a holder of more than 5% of Legacy Volta’s capital stock, warrants to purchase 150,000 shares of Legacy Volta’s Class B common stock at an exercise price of $0.01 per share, as consideration for certain consulting services provided by Activate Capital Partners LP to Legacy Volta.

Amended and Restated Investors’ Rights Agreement

In December 2020, Legacy Volta entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”) with certain holders of Legacy Volta’s capital stock including certain directors, officers and holders of 5% or more of Legacy Volta’s capital stock. In particular, each of Scott Mercer, Christopher Wendel, Bonita Stewart, Debra Crow, John Tough and Eli Aheto and each of Virgo Hermes, LLC, Activate Capital Partners LP, 19Y VI and 19Y VI-2 are parties to the Investors’ Rights Agreement. Pursuant to the Investors’ Rights Agreement, the parties thereto have agreed to certain transfer restrictions relating to their equity interests in Legacy Volta and eligible holders of Legacy Volta’s capital stock received certain registration rights, information rights and pre-emptive rights relating to certain future equity issuances by Legacy Volta, each in accordance with the terms thereof. The Investors’ Rights Agreement terminated in accordance with its terms at the Closing.

Voting Agreement

In December 2020, Legacy Volta entered into an amended and restated voting agreement (the “Voting Agreement”) with certain holders of Legacy Volta’s capital stock including certain directors, officers and holders of 5% or more of Legacy Volta’s capital stock. In particular, each of Scott Mercer, Christopher Wendel, Bonita Stewart, Debra Crow, John Tough and Eli Aheto and each of Virgo Hermes, LLC, Activate Capital Partners LP, 19Y VI and 19Y VI-2 are parties to the Voting Agreement. Pursuant to the Voting Agreement, the parties thereto have agreed to vote their interests in Legacy Volta in favor of the composition of the board of directors of Legacy Volta as set forth in the Voting Agreement and agreed to be subject to customary drag-along rights in connection with certain prospective sale transactions, each in accordance with the terms thereof. The Voting Agreement terminated in accordance with its terms at the Closing.

Amended and Restated Right of First Refusal and Co-Sale Agreement

In December 2020, Legacy Volta entered into an amended and restated right of first refusal and co-sale agreement (the “ROFR and Co-Sale Agreement”) with certain holders of Legacy Volta’s capital stock including certain directors, officers and holders of 5% or more of Legacy Volta’s capital stock. In particular, each of Scott Mercer, Christopher Wendel, Bonita Stewart, Debra Crow, John Tough and Eli Aheto and each of Virgo Hermes, LLC, Activate Capital Partners LP, 19Y VI and 19Y VI-2 are parties to the ROFR and Co-Sale Agreement. Pursuant to the ROFR and Co-Sale Agreement, certain parties thereto have agreed to grant Legacy Volta a right of first refusal on certain transfers of Legacy Volta’s equity securities, with other investors party thereto entitled to a secondary right of first refusal and a right of co-sale on transfers by other applicable holders, subject to certain exceptions, each in accordance with the terms thereof. The ROFR and Co-Sale Agreement terminated in accordance with its terms at the Closing.

Indemnification Agreements

The Charter contains provisions limiting the liability of directors, and the Bylaws provide that Volta will indemnify each of its directors to the fullest extent permitted under Delaware law. Our charter documents also provide the Board with discretion to indemnify officers and employees when determined appropriate by the Board.

Volta has entered into indemnification agreements with each of its directors, officers and certain other key employees. The indemnification agreements provide that Volta will indemnify each of its directors, executive officers and other key employees against any and all expenses incurred by such director, executive officer or other key employee because of his or her status as one of Volta’s directors, executive officers or other key employees, to the fullest extent permitted by Delaware law and our charter documents. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, Volta will advance all expenses incurred by its directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer or key employee. For more information regarding these indemnification agreements, see the section entitled “Description of Securities.”

PLAN OF DISTRIBUTION

The Selling Securityholders may offer and sell, from time to time, their respective shares of Class A Common Stock and Private Warrants covered by this prospectus. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Securityholders may sell their securities by one or more of, or a combination of, the following methods:

●	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	an over-the-counter distribution in accordance with the rules of the New York Stock Exchange;

●	through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

●	short sales;

●	distribution to employees, members, limited partners or stockholders of the Selling Securityholders;

●	through the writing or settlement of options or other hedging transaction, whether through an options exchange or otherwise

●	by pledge to secured debts and other obligations;

●	delayed delivery arrangements;

●	to or through underwriters or agents;

●	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

●	in privately negotiated transactions;

●	in options transactions; and

●	through a combination of any of the above methods of sale, as described below, or any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell the securities short and redeliver the securities to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the Selling Securityholders and any broker-dealers who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Selling Securityholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

Certain agents, underwriters and dealers, and their associates and affiliates, may be customers of, have borrowing relationships with, engage in other transactions with, or perform services, including investment banking services, for us or one or more of our respective affiliates and/or the Selling Securityholders or one or more of its respective affiliates in the ordinary course of business for which they receive compensation.

A holder of Public Warrants or Private Warrants may exercise its Public Warrants or Private Warrants in accordance with the A&R Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the Warrant Agent, Computershare Trust Company, N.A., the certificate evidencing such Public Warrants or Private Warrants, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of such Public Warrants or Private Warrants, subject to any applicable provisions relating to cashless exercises in accordance with the A&R Warrant Agreement.

We have agreed to indemnify the Selling Securityholders party to the A&R Registration Rights Agreement against certain civil liabilities, including certain liabilities under the Securities Act, relating to the registration of the shares of Class A Common Stock or Private Warrants offered by them pursuant to this prospectus, and such Selling Securityholders will be entitled to contribution from us with respect to those liabilities. The Selling Securityholders party to the A&R Registration Rights Agreement will indemnify us against certain civil liabilities, including liabilities under the Securities Act, and we will be entitled to contribution from such Selling Securityholders with respect to those liabilities. In addition, we or the Selling Securityholders party to the A&R Registration Rights Agreement may provide agents and underwriters with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to those liabilities. For additional information regarding the A&R Registration Rights Agreement, see the section entitled “Description of Securities - Amended and Restated Registration Rights.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Common Stock and Warrants, which we refer to collectively as our securities. This summary is based upon U.S. federal income tax law as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, dealers or traders in securities, tax-exempt organizations (including private foundations), taxpayers that have elected mark-to-market accounting, S corporations, regulated investment companies, real estate investment trusts, passive foreign investment companies, controlled foreign corporations, U.S. Holders (as defined below) that will hold common stock or warrants as part of a straddle, hedge, conversion, or other integrated transaction for U.S. federal income tax purposes, expatriates or former long-term residents of the United States, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ materially from those summarized below. This summary does not discuss other U.S. federal tax consequences (e.g., estate or gift tax), any state, local, or non-U.S. tax considerations or the Medicare tax or alternative minimum tax. In addition, this summary is limited to investors that will hold our securities as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”) and that acquire our Class A Common Stock and Warrants for cash pursuant to this prospectus. No ruling from the Internal Revenue Service (the “IRS”) has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

For purposes of this summary, a “U.S. Holder” is a beneficial holder of securities who or that, for U.S. federal income tax purposes is:

●	an individual who is a United States citizen or resident of the United States;

●	a corporation or other entity treated as a corporation for United States federal income tax purposes created in, or organized under the law of, the United States or any state or political subdivision thereof;

●	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

A “non-U.S. Holder” is a beneficial holder of securities who or that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our securities, you are urged to consult your tax advisor regarding the tax consequences of the ownership and disposition of our securities.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR SECURITIES, AS WELL AS THE APPLICATION OF ANY, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS.

U.S. Holders

Taxation of Distributions

If we pay distributions or make constructive distributions (other than certain distributions of our capital stock or rights to acquire our capital stock) to U.S. Holders of shares of our Class A Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A Common Stock and will be treated as described under “U.S. Holders-Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” below.

Dividends we pay to a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock

A U.S. Holder generally will recognize gain or loss on the sale, taxable exchange or other taxable disposition of our Class A Common Stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A Common Stock so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its Class A Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its Class A Common Stock will generally equal the U.S. Holder’s acquisition cost for such Class A Common Stock (or, in the case of Class A Common Stock received upon exercise of a Warrant, the U.S. Holder’s initial basis for such Class A Common Stock, as discussed below), less any prior distributions treated as a return of capital. The deductibility of capital losses is subject to limitations. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of tax. If the U.S. Holder’s holding period for the Class A Common Stock so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Exercise of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize taxable gain or loss upon the exercise of a Warrant for cash. The U.S. Holder’s initial tax basis in the share of our Class A Common Stock received upon exercise of the Warrant will generally be an amount equal to the sum of the U.S. Holder’s acquisition cost of the Warrant and the exercise price of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Class A Common Stock received upon exercise of the Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the Warrants.

The tax consequences of a cashless exercise of a Warrant are not clear under current tax law. A cashless exercise may be nontaxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s initial tax basis in the Class A Common Stock received generally should equal the holder’s adjusted tax basis in the Warrant. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A Common Stock would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period would not include the period during which the U.S. Holder held the Warrant. If, instead, the cashless exercise were treated as a recapitalization, the holding period of the Class A Common Stock generally would include the holding period of the Warrant.

It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss is recognized. In such event, a U.S. Holder could be deemed to have surrendered a portion of the Warrants being exercised having a value equal to the exercise price of such Warrants in satisfaction of such exercise price. Although not free from doubt, such U.S. Holder generally should recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered to satisfy the exercise price and the U.S. Holder’s adjusted tax basis in such Warrants. In this case, a U.S. Holder’s initial tax basis in the Class A Common Stock received would equal the sum of the exercise price and the U.S. holder’s adjusted tax basis in the Warrants exercised. It is unclear whether a U.S. Holder’s holding period for the Class A Common Stock would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period would not include the period during which the U.S. Holder held the Warrant. Due to the uncertainty and absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Class A Common Stock received, U.S. Holders are urged to consult their tax advisors regarding the tax consequences of a cashless exercise.

Sale, Exchange, Redemption or Expiration of a Warrant

Upon a sale, exchange (other than by exercise), redemption (other than a redemption for Class A Common Stock), or expiration of a Warrant, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the U.S. Holder’s adjusted tax basis in the Warrant. A U.S. Holder’s adjusted tax basis in its Warrants will generally equal the U.S. Holder’s acquisition cost, increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “U.S. Holders-Possible Constructive Distributions”). Such gain or loss generally will be treated as long-term capital gain or loss if the Warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration. If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the Warrant. The deductibility of capital losses is subject to certain limitations.

A redemption of Warrants for Class A Common Stock described in this prospectus under “Description of Securities-Warrants-Public Warrants” should be treated as a “recapitalization” for U.S. federal income tax purposes. Accordingly, you should not recognize any gain or loss on the redemption of Warrants for shares of our Class A Common Stock. Your aggregate initial tax basis in the shares of Class A Common Stock received in the redemption should equal your aggregate adjusted tax basis in your Warrants redeemed and your holding period for the shares of Class A Common Stock received in redemption of your Warrants should include your holding period for your surrendered Warrants.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of Class A Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Class A Common Stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of shares of our Class A Common Stock which is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described above under “U.S. Holders-Taxation of Distributions” in the same manner as if such U.S. Holder received a cash distribution from us on Class A Common Stock equal to the fair market value of such increased interest.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a U.S. Holder and to the proceeds of the sale or other disposition of shares of Securities, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Taxation of Distributions

In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares of our Class A Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In the case of any constructive dividend (as described below under “Non-U.S. Holders-Possible Constructive Distributions”), it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from Warrants or other property subsequently paid or credited to such holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of our Class A Common Stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A Common Stock, which will be treated as described under “Non-U.S. Holders-Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see “Non-U.S. Holders-Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Exercise of a Warrant

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a Warrant will generally correspond to the U.S. federal income tax treatment of the exercise of a Warrant by a U.S. Holder, as described under “U.S. Holders-Exercise of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to the non-U.S. Holder would be the same as those described below in “Non-U.S. Holders-Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants.”

Redemption of Warrants for Class A Common Stock

A redemption of Warrants for Class A Common Stock described in this prospectus under “Description of Securities-Warrants-Public Warrants” should be treated as a “recapitalization” for U.S. federal income tax purposes. Accordingly, you should not recognize any gain or loss on the redemption of Warrants for shares of our Class A Common Stock. Your aggregate initial tax basis in the shares of Class A Common Stock received in the redemption should equal your aggregate adjusted tax basis in your Warrants redeemed and your holding period for the shares of Class A Common Stock received in redemption of your Warrants should include your holding period for your surrendered Warrants.

Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our securities or an expiration or redemption of our Warrants, unless:

●	the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

●	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Securities and, in the case where shares of our Class A Common Stock are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of our Class A Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our Class A Common Stock. There can be no assurance that our Class A Common Stock will be treated as regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.

If the third bullet point above applies to a non-U.S. Holder and applicable exceptions are not available, gain recognized by such holder on the sale, exchange or other disposition of our Securities will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Securities from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a United States real property holding corporation, however there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of Class A Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a non-U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Class A Common Stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of shares of our Class A Common Stock which is taxable to such holders as a distribution. A non-U.S. Holder would be subject to U.S. federal income tax withholding as described above under “Non-U.S. Holders-Taxation of Distributions” under that section in the same manner as if such non-U.S. Holder received a cash distribution from us on Class A Common Stock equal to the fair market value of such increased interest.

Foreign Account Tax Compliance Act

Provisions of the Code and Treasury Regulations and administrative guidance promulgated thereunder commonly referred as the “Foreign Account Tax Compliance Act” (“FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends (including constructive dividends) in respect of our securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends, however, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on such gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of shares of Securities. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

DESCRIPTION OF SECURITIES

The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you, and is qualified by reference to the Charter, the Bylaws and the A&R Registration Rights Agreement, which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the Charter, the Bylaws and the A&R Registration Rights Agreement in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

Pursuant to the terms of the Charter, our authorized capital stock consists of:

●	350,000,000 shares of Class A Common Stock, $0.0001 par value per share;

●	50,000,000 shares of Class B Common Stock, $0.0001 par value per share; and

●	10,000,000 shares of Preferred Stock, $0.0001 par value per share.

As of September 7, 2022, there were (i) 168,913,448 shares of Class A Common Stock outstanding held by 156 holders of record, (ii) no shares of Class B Common Stock outstanding and (iii) no shares of Preferred Stock outstanding.

Class A Common Stock

Voting Rights

The Charter provides that, except as otherwise expressly provided by the Charter or as provided by law, the holders of Class A Common Stock and Class B Common Stock shall at all times vote together as a single class on all matters; provided however, that, except as otherwise required by law, holders of shares of Class A Common Stock and Class B Common Stock shall not be entitled to vote on any amendment to the Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Charter. Except as otherwise expressly provided in the Charter or by applicable law, each holder of Class A Common Stock shall have the right to one vote per share of Class A Common Stock held of record by such holder.

Dividend Rights

Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, shares of Class A Common Stock and Class B Common Stock are treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board out of any assets of Volta legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock, Class B Common Stock or (or rights to acquire such shares) then holders of Class A Common Stock will receive shares of Class A Common Stock or Rights and holders of Class B Common Stock will receive shares of Class B Common Stock (or rights to acquire such shares), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable.

Notwithstanding the foregoing, the Board may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by both (a) the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class A Common Stock and (b) the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class B Common Stock, each voting separately as a class.

Rights Upon Liquidation, Dissolution and Winding Up

Subject to any preferential or other rights of any holders of Preferred Stock then outstanding, upon the liquidation, dissolution or winding up of Volta, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably all assets of Volta available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by both (a) the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class A Common Stock and (b) the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class B Common Stock, each voting separately as a class.

Other Rights

The holders of Class A Common Stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A Common Stock. The rights, preferences and privileges of holders of shares of Class A Common Stock are subject to those of the holders of any shares of Preferred Stock that Volta may issue in the future.

Class B Common Stock

As of September 9, 2022, there are no shares of Class B Common Stock outstanding.

Voting Rights

The Charter provides that, except as otherwise expressly provided by the Charter or as provided by law, the holders of Class A Common Stock and Class B Common Stock shall at all times vote together as a single class on all matters; provided however, that, except as otherwise required by law, holders of shares of Class A Common Stock and Class B Common Stock shall not be entitled to vote on any amendment to the Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Charter. Except as otherwise expressly provided in the Charter or by applicable law, each holder of Class B Common Stock shall have the right to ten votes per share of Class B Common Stock held of record by such holder. Although our Board does not currently intend to issue any shares of Class B Common Stock, we cannot assure you that our Board will not do so in the future.

Dividend Rights

Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, shares of Class A Common Stock and Class B Common Stock are treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board out of any assets of Volta legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock will receive shares of Class A Common Stock (or rights to acquire such shares) and holders of Class B Common Stock will receive shares of Class B Common Stock (or rights to acquire such shares), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable.

Notwithstanding the foregoing, the Board may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by both (a) the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class A Common Stock and (b) the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class B Common Stock, each voting separately as a class.

Rights Upon Liquidation, Dissolution and Winding Up

Subject to any preferential or other rights of any holders of Preferred Stock then outstanding, upon the liquidation, dissolution or winding up of Volta, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably all assets of Volta available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by both (a) the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class A Common Stock and (b) the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class B Common Stock, each voting separately as a class.

Other Rights

The holders of Class B Common Stock do not have preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class B Common Stock. The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at the option of the holders of the Class B Common Stock at any time upon written notice to Volta. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of (a) the later of (i) ten years from the date of filing of the Charter and (ii) the date that is one year after the first date on which neither Scott Mercer nor Christopher Wendel is serving as an executive officer or director of Volta; (b) the date that is one year after the death or permanent disability of the last to die or become disabled of Scott Mercer and Christopher Wendel; and (c) the date specified by the affirmative vote of the holders of Class B Common Stock representing not less than two-thirds of the voting power of the outstanding shares of Class B Common Stock, voting separately as a single class. The Class B Common Stock also automatically converts into Class A Common Stock upon a transfer of the Class B Common Stock, other than certain permitted transfers specified in the Charter. The rights, preferences and privileges of holders of shares of Class B Common Stock are subject to those of the holders of any shares of Preferred Stock that Volta may issue in the future.

Preferred Stock

The Charter provides that shares of Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series.

The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of Volta entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation designating a series of Preferred Stock.

The Board is able to, subject to limitations prescribed by Delaware law, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Class A Common Stock and Class B Common Stock and could have anti-takeover effects. The ability of the Board to issue Preferred Stock without stockholder approval, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of Volta or the removal of Volta’s management and may adversely affect the market price of Class A Common Stock and the voting and other rights of the holders of Volta. We do not have any outstanding Preferred Stock as of the date of this prospectus.

Warrants

Public Warrants

Public Warrants may only be exercised for a whole number of shares. The Public Warrants became exercisable on September 27, 2021 and are exercisable provided that we have an effective registration statement under the Securities Act covering the Class A Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or we permit holders to exercise their Public Warrants on a cashless basis under certain circumstances). We have agreed to maintain a current prospectus relating to the Class A Common Stock until the Public Warrants expire or are redeemed, as specified in the A&R Warrant Agreement. If the shares of Class A Common Stock are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Public Warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the Closing or earlier upon redemption or liquidation.

We may redeem the outstanding Public Warrants for cash:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption; and

●	if, and only if, the last sale price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the Public Warrant holders.

We will not redeem the Public Warrants for cash unless a registration statement under the Securities Act covering the Class A Common Stock issuable upon exercise of the Public Warrants is effective and a current prospectus relating to the Class A Common Stock is available throughout the 30-day redemption period, except that the Public Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

We may redeem the outstanding Public Warrants for Class A Common Stock:

●	in whole and not in part;

●	at a price equal to a number of shares of Class A Common Stock to be determined by reference to an agreed table based on the redemption date and the “fair market value” of the Class A Common Stock;

●	upon a minimum of 30 days’ prior written notice of redemption; and

●	if, and only if, the last sale price of the Class A Common Stock equals or exceeds $10.00 per share (as adjusted per share sub-divisions, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders.

The “fair market value” of the Class A Common Stock means the average reported last sale price of the Class A Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. In no event will we be required to net cash settle any Public Warrant.

Private Placement Warrants

The Private Warrants are identical to the Public Warrants underlying the Tortoise Corp II Units sold in the IPO, except that the Private Warrants are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Our Transfer Agent and Warrant Agent

The transfer agent for the Common Stock and the warrant agent for the Warrants is Computershare Trust Company, N.A. We have agreed to indemnify Computershare Trust Company, N.A. in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law and our Charter Documents

We will not opt out of Section 203 of the DGCL under our Charter. Under Section 203 of the DGCL, Volta will be prohibited from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of the outstanding voting stock of Volta (the “acquisition”), except if:

●	the Board approved the acquisition prior to its consummation;

●	the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or

●	the business combination is approved by the Board, and by a 2/3 majority vote of the other stockholders in a meeting.

Generally, a “business combination” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, declining to opt out of Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with Volta for a three-year period. This may encourage companies interested in acquiring Volta to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves the acquisition which results in the stockholder becoming an interested stockholder.

This may also have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Written Consent by Stockholders

Under our charter documents, subject to the rights of any series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of Volta must be effected at a duly called annual or special meeting of stockholders of Volta and may not be effected by any consent in writing by such stockholders.

Special Meeting of Stockholders

Under our charter documents, special meetings of stockholders of Volta may be called only by the chairperson of the Board, the chief executive officer or president of Volta, the lead independent director of the Board or the Board acting pursuant to a resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Under the Bylaws, advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of Volta shall be given in the manner and to the extent provided the Bylaws.

Amended and Restated Registration Rights

Pursuant to the A&R Registration Rights Agreement, Volta agreed that, within 30 calendar days after the Closing, Volta will file the Resale Registration Statement with the SEC (at Volta’s sole cost and expense), and Volta will use its commercially reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, certain of the Registration Rights Holders can demand up to three underwritten offerings, and all of the Registration Rights Holders will be entitled to customary piggyback registration rights. The A&R Registration Rights Agreement does not provide for the payment of any cash penalties by Volta if it fails to satisfy any of its obligations under the A&R Registration Rights Agreement. For more information on the A&R Registration Rights Agreement, please see the section entitled “Certain Relationships and Related Transactions — Amended and Restated Registration Rights Agreement.”

As described above under “— Warrants,” we also agreed pursuant to the A&R Warrant Agreement to file a registration statement covering the shares of Class A Common Stock issuable upon exercise of the Warrants.

Limitation of Liability and Indemnification

The Bylaws provide that the Company will indemnify each of its directors to the fullest extent permitted by Delaware law. The Company’s charter documents also provide the Board with discretion to indemnify officers and employees when determined appropriate by the Board.

Delaware law prohibits the Charter from limiting the liability of the Company’s directors for the following:

●	any breach of the director’s duty of loyalty to the Company or to its stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

●	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of the Company’s directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. The Charter does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under the Bylaws, the Company can purchase insurance on behalf of any person whom it is required or permitted to indemnify.

In addition to the indemnification required in the Charter and the Bylaws, the Company has entered into an indemnification agreement with each member of the Board and each of its officers. These agreements provide for the indemnification of the Company’s directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party or other participant, or are threatened to be made a party or other participant, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of the Company, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at the Company’s request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of the Company, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in the Charter and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit the Company and its stockholders. Moreover, a stockholder’s investment may be harmed to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing of Securities

The Class A Common Stock and Public Warrants are listed on the NYSE under the symbols “VLTA” and “VLTA WS,” respectively.

Rule 144

Pursuant to Rule 144 of the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of our Class A Common Stock or Warrants for at least six months would be entitled to sell their securities, provided that (i) such person is not deemed to have been one of our “affiliates” at the time of, or at any time during the three months preceding, a sale, (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (iii) we have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale. After a one-year holding period, assuming we remain subject to the Exchange Act reporting requirements, such a person may sell their securities without regard to clause (iii) in the prior sentence.

Persons who have beneficially owned restricted shares of our Class A Common Stock or Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	one percent (1%) of the total number of shares of Class A Common Stock then outstanding; or

●	the average weekly reported trading volume of the Class A Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than Business Combination related shell companies) or issuers that have been at any time previously a shell company, including us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met at the time of such resale:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this prospectus, we believe that the foregoing conditions have been met.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP (“Orrick”). Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.

EXPERTS

The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Orrick, which is issuing the opinion of counsel on the legality of the Class A Common Stock offered hereby, certain attorneys within Orrick and certain funds affiliated with Orrick own and/or have an indirect interest in shares of Class A Common Stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read our SEC filings, including this prospectus, over the Internet at the SEC’s website at www.sec.gov.

Our website address is www.voltacharging.com. On the “Investor Relations” page of our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4, and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This registration statement incorporates by reference important business and financial information about Volta that is not included in or delivered with this document. The information incorporated by reference is considered to be part of this prospectus, and the SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on April 15, 2022 (as amended by our Form 10-K/A filed on September 9, 2022, our “Annual Report”);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 (as amended by our Form 10-Q/A filed on September 9, 2022) and June 30, 2022, filed on May 13, 2022 and August 12, 2022, respectively;

•	Our Current Reports on Form 8-K, filed on February 9, 2022, February 14, 2022, February 24, 2022 (as amended by our Form 8-K/A filed on March 3, 2022), February 28, 2022, March 1, 2022, March 28, 2022, April 18, 2022 (relating to the appointment of an interim Chief Executive Officer), May 31, 2022, June 10, 2022, June 13, 2022, June 27, 2022, July 12, 2022, July 15, 2022, and August 2, 2022; and

•	The description of our securities filed as an exhibit to our Annual Report.

We also incorporate by reference into this prospectus any further filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of those made pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” and not filed with the SEC), including all filings filed after the date hereof and prior to the completion of an offering of securities under this prospectus.

We have filed with the SEC this registration statement under the Securities Act covering the shares of Class A Common Stock to be offered and sold by this prospectus and any applicable prospectus supplement. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC website referred to below under “Where You Can Find Additional Information.” Any statement made in this prospectus or any prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, document, agreement or other document as an exhibit to the registration statement or any other document incorporated herein by reference, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Volta Inc.
155 De Haro Street
San Francisco, CA 94103
Attention: Investor Relations
Telephone: (415) 583-3805

Volta Inc.

Up to 65,481,785 Shares of Class A Common Stock

Up to 24,328,883 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 5,933,333 Warrants

PROSPECTUS

September 20, 2022